Filed Pursuant to Rule 433

Registration Statement No. 333-151351

PRESS RELEASE	FOR IMMEDIATE RELEASE

July 8, 2008

Uruguay Announces Final Results of its US Offer

Montevideo, Uruguay: The Republic of Uruguay, in accordance with the schedule of its offer launched on June 24, 2008 to holders in the United States (the “US Offer”), announced today that it expects to issue U.S.$134.96 million aggregate principal amount of its U.S. Dollar 7.625% Bonds due 2036 (CUSIP No. 760942AS1; ISIN US760942AS16 and Common Code 024873811) in exchange for 14 series of outstanding foreign currency external bonds of Uruguay (the “Eligible Bonds”) tendered in the US Offer and in the concurrent exchange offer outside the United States and in exchange for certain other debt securities of the Republic tendered in the concurrent domestic exchange offer. The US Offer and the concurrent exchange offers are expected to settle on July 10, 2008. The aggregate principal amount of each series of Eligible Bonds accepted in the US Offer and the concurrent exchange offer outside the United States are set forth in the following table.

Eligible Bonds	Aggregate principal amount currently outstanding	Principal amount tendered	Aggregate principal amount not tendered
EUR Bonds
7.000% Bonds due 2011	43,270,000	332,000	42,938,000
7.000% Bonds due 2012	41,350,000	3,239,620	38,110,380
USD Bonds
7.875% Bonds due 2008	47,530,000	137,500	47,392,500
7.875% Bonds due 2009	1,270,000	60,000	1,210,000
7.250% Bonds due 2009	4,290,000	–	4,290,000
8.750% Bonds due 2010	1,950,000	–	1,950,000
7.250% Bonds due 2011	103,410,000	11,559,711	91,850,289
8.375% Bonds due 2011	29,980,000	1,565,800	28,414,200
7.625% Bonds due 2012	1,960,000	150,000	1,810,000
7.000% Bonds due 2013	39,500,000	464,854	39,035,146
7.875% Bonds due 2014	6,800,000	1,198,886	5,601,114
7.250% Bonds due 2014	17,800,000	726,618	17,073,382
7.500% Bonds due 2015	392,400,000	100,532,907	291,867,093
8.750% Bonds due 2015	24,100,000	3,715,868	20,384,132

The US Offer is being made pursuant to the Prospectus Supplement and the Prospectus, which are available on the SEC website at:

http://www.sec.gov/Archives/edgar/data/102385/000095012308007171/c73700e424b2.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000510/repofur-sba1_0619.htm

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http://www.sec.gov/Archives/edgar/data/102385/000090342308000524/repofuruguay-fwp_0625.htm

http://www.sec.gov/Archives/edgar/data/102385/000090342308000528/repofuruguay-fwp_0627.htm

Uruguay has filed a Registration Statement (including a Prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus in that Registration Statement and other documents Uruguay has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Uruguay or the information agent will arrange to send you the Prospectus, the Prospectus Supplement and any other prospectus supplement for this offering if you request it by calling Global Bondholder Services Corporation at 1-212-925-1630.

This announcement is not an offer or a solicitation of offers to exchange any securities. The US Offer was made solely by the Prospectus Supplement and Prospectus referred to above. The distribution of materials relating to the US Offer, and the transactions contemplated by the US Offer, may be restricted by law in certain jurisdictions. If materials relating to the US Offer come into your possession, you are required by Uruguay to inform yourself of and to observe all of these restrictions. The materials relating to the US Offer do not constitute, and may not be used in connection with, an offer or solicitation in any place where such offer or solicitation is not permitted by law.

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